03040631

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Credit Suisse First Boston Mortgage Securities Corp.
Exact Name of Registrant as Specified in Charter

0000802106
Registrant CIK Number

Form 8-K, December 10, 2003 Home Equity Pass-Through Certificates, Series 2003-7

Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-100669
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: John P. Graham
Name: John Graham
Title: Vice President

Dated: December 10, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

DERIVED INFORMATION [12/8/03]

HEMT Series 2003-7

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

FICO Score

FICO	Total Balance Amount	%	LTV	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
0 - 499.99	2,003,370.28	0.81%	> 85.0	2,003,370.28	0.81%	98.93	39.70	-	92.21	97.49	36.06	2.23
500 - 549.99	166,890.87	0.07%	> 85.0	126,433.46	0.05%	90.45	43.60	538	92.37	100.00	100.00	68.18
550 - 574.99	1,918,117.11	0.77%	> 85.0	1,856,732.31	0.75%	94.33	43.55	562	98.08	100.00	99.45	33.59
575 - 599.99	4,354,007.71	1.76%	> 85.0	4,196,915.35	1.70%	97.72	43.41	588	93.00	98.63	98.53	23.00
600 - 619.99	16,953,688.99	6.85%	> 90.0	16,082,866.50	6.50%	98.62	42.81	610	90.60	99.53	95.32	27.80
620 - 649.99	59,738,477.95	24.13%	> 90.0	50,414,939.39	20.36%	96.58	41.25	633	87.82	98.49	46.61	27.16
650 - 679.99	53,069,449.81	21.43%	> 95.0	36,550,779.15	14.76%	96.34	40.79	664	88.00	96.89	25.83	23.68
680 - 699.99	31,063,882.00	12.55%	> 95.0	20,715,228.70	8.37%	96.71	39.66	689	86.90	93.06	27.11	17.91
700 +	78,316,190.11	31.63%	> 95.0	45,761,635.99	18.48%	93.99	38.22	735	83.40	89.09	30.36	18.17
TOTAL POOL	247,584,074.83	100.00%		177,700,901.13	71.78%	95.86	40.21	677	86.75	94.57	39.18	22.26

Debt To Income (DTI) Ratio

DTI	Total Balance		FICO	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
< 20.00	29,138,017.15	11.77%	< 640	5,025,964.12	2.03%	91.37	13.87	696	84.01	90.59	6.08	22.94
20.001 - 25.00	4,833,258.15	1.95%	< 640	1,104,417.91	0.45%	92.54	22.86	690	89.02	87.35	45.23	25.06
25.001 - 30.00	12,152,362.89	4.91%	< 650	3,373,560.23	1.36%	95.22	27.81	688	88.11	91.75	48.45	21.57
30.001 - 35.00	23,047,129.51	9.31%	< 660	7,931,324.05	3.20%	95.63	32.85	687	89.31	90.66	43.96	21.82
35.001 - 40.00	47,499,249.45	19.18%	< 670	21,091,827.07	8.52%	96.08	37.85	681	86.11	94.52	35.99	18.45
40.001 - 45.00	80,625,328.20	32.56%	< 680	48,286,475.00	19.50%	96.94	43.04	674	86.73	96.13	31.36	20.79
45.001 - 50.00	46,156,134.34	18.64%	< 690	35,067,212.47	14.16%	97.44	47.84	656	87.51	97.88	68.02	27.35
50.001 - 55.00	4,045,738.99	1.63%	< 700	3,307,078.22	1.34%	94.69	52.26	651	83.73	94.35	78.11	34.74
55.01	86,856.15	0.04%	< 700	-	0.00%	98.10	73.23	754	100.00	100.00	100.00	-
TOTAL POOL	247,584,074.83	100.00%		125,187,858.07	50.56%	95.86	40.21	677	86.75	94.57	39.18	22.25

Loan To Value (LTV) Ratio

LTV	Total Balance Amount	%	DTI	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
< 69.99	5,771,575.30	2.33%	> 50	272,700.00	0.11%	55.26	36.10	716	94.01	90.48	20.40	81.38
70 - 79.99	4,384,537.28	1.77%	> 50	-	0.00%	75.89	37.28	695	76.41	81.99	19.49	58.17
80 - 84.99	6,199,049.56	2.50%	> 50	67,885.34	0.03%	82.32	38.91	678	84.93	88.63	25.97	58.41
85 - 89.99	10,771,121.45	4.35%	> 50	42,628.88	0.02%	88.00	38.33	687	86.64	82.57	27.44	48.55
90 - 94.99	30,048,997.48	12.14%	> 50	500,945.12	0.20%	91.28	38.04	689	81.48	82.26	29.55	27.25
95 - 99.99	44,376,519.10	17.92%	> 50	841,987.02	0.34%	96.52	39.82	677	84.36	92.98	40.95	22.54
100	146,032,274.66	58.98%	> 50	2,406,448.78	0.97%	100.00	41.07	671	88.66	99.26	43.38	14.25
TOTAL POOL	247,584,074.83	100.00%		4,132,595.14	1.67%	95.86	40.21	677	86.75	94.57	39.18	22.26

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance.

Principal Balance

Scheduled Principal Balance	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
0 - $50,999	118,441,643.22	[illegible]	667	96.87	39.87	86.75	92.36	21.12	47.75
$51 - $200,999	126,553,751.43	[illegible]	685	95.34	40.57	86.65	96.90	22.89	31.78
$201 - $300,999	1,838,680.18	[illegible]	691	79.97	39.66	87.91	74.31	39.02	12.18
$301 - $400,999	750,000.00	[illegible]	696	70.78	38.26	100.00	100.00	53.33	-
$401 - $500,999		[illegible]							
$501 - $600,999		[illegible]							
$601 - $700,999		[illegible]							
$701 - $800,999		[illegible]							
$801 - $900,999		[illegible]							
$901 - $1,000,999		[illegible]							
>$1000K		[illegible]							
TOTAL POOL	247,584,074.83	100.00%	677	95.88	40.21	86.75	94.57	22.26	39.18

Principal Balance: Average 43,874.55 Min: 6,698.03 Max: 400,000.00

Documentation Type

Documentation Type	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Full Doc	96,997,301.44	[illegible]	661	97.16	41.02	86.76	95.14	25.21
Stated Doc	46,203,533.52	[illegible]	692	96.09	39.29	87.27	96.53	17.24
Limited Doc	97,254,833.94	39.28%	683	95.22	39.67	86.74	93.34	20.82
NINA	7,128,405.93	[illegible]	709	86.28	43.44	83.22	90.96	34.22
Other		0.00%						
TOTAL POOL	247,584,074.83	100.00%	677	95.88	40.21	86.75	94.57	22.26

Property Type

Property Type	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
Single Family	179,193,103.71	[illegible]	673	95.99	40.52	96.52	24.58	39.95
PUD	35,574,551.70	[illegible]	684	95.96	38.63	93.36	19.87	35.33
Townhouse		[illegible]						
2 - 4 Family	16,370,486.41	[illegible]	694	92.93	39.70	75.88	12.77	29.43
Condo	16,445,933.01	[illegible]	676	97.50	40.65	94.56	11.53	48.78
Manufactured		[illegible]						
Other		[illegible]						
TOTAL POOL	247,584,074.83	100.00%	677	95.88	40.21	94.57	22.26	39.18

Primary Mortgage Insurance

Mortgage Insurance	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/MI	-	#DIV/0!							
Loans >80 LTV w/o MI	-	[illegible]							
Other	-	#DIV/0!							
TOTAL	-	#DIV/0!							

12/8/2003

Loan Purpose

Loan Purpose	Total Balance		WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ
	Amount	%					
Refinance – Cashout	55,100,223.59	[illegible]	668	90.88	40.41	92.76	96.23
Purchase	178,049,840.09	[illegible]	680	97.69	40.22	84.40	93.81
Refinance – Rate Term	14,434,011.15	[illegible]	671	92.65	39.35	92.73	97.61
Other		0.00%					
TOTAL POOL	247,584,074.83	100.00%	677	95.88	40.21	86.75	94.57

Fixed Vs. Floating Collateral

Lien Status	Total Balance		WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	Index	Margin
	Amount	[illegible]								
Fixed	247,584,074.83	[illegible]	677	95.88	40.21	86.75	94.57	22.26		
Floating		0.00%								
2/28		0.00%								
3/27		0.00%								
Other		0.00%								
TOTAL	247,584,074.83	100.00%	677	95.88	40.21	86.75	94.57	22.26	-	-

Lien Status

Lien Status	Total Balance		WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%						
First Lien	1,712,902.54	[illegible]	759	51.85	29.97	94.55	76.10	100.00
Second Lien	245,871,172.29	[illegible]	676	96.19	40.29	86.69	94.70	21.71
Third Lien	-	0.00%						
TOTAL POOL	247,584,074.83	100.00%	677	95.88	40.21	86.75	94.57	22.26

Occupancy Type

Occupancy Type	Total Balance		WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%						
Primary Residence	234,140,786.18	94.57%	674	96.26	40.43	88.05	100.00	22.64
Second Home	2,454,782.38	[illegible]	716	87.49	37.31	86.37	-	21.58
Investment	10,988,506.27	4.44%	713	89.77	35.84	58.97	-	14.11
TOTAL POOL	247,584,074.83	100.00%	677	95.88	40.21	86.75	94.57	22.26

Prepayment Penalty

Prepayment Charges Term at Origination	Total Balance		# of Loans	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	[illegible]							
0 Months	131,271,778.83	53.02%	2914	687	94.33	39.13	85.71	93.16	22.57
6 Months	6,862,873.14	2.77%	84	699	89.52	38.11	81.58	85.52	36.60
12 Months	17,623,334.39	7.12%	332	682	96.44	39.11	80.75	94.14	13.79
24 Months	33,148,029.38	13.39%	866	640	98.85	42.67	89.33	99.39	21.57
36 Months	51,464,743.02	20.79%	1272	668	98.58	41.42	90.16	97.22	22.79
60 Months	6,728,750.62	2.72%	167	674	96.14	41.06	88.90	88.46	24.19
Other - 3, 30, 48 Months	484,565.45	0.20%	8	666	91.99	45.01	90.47	94.91	5.16
TOTAL	247,584,074.83	100.00%	5643	677.00	95.88	40.21	86.75	94.57	22.26

12/8/2003

Section 32 Loans

	Total Balance		WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%						
Section 32 Loans	-	#DIV/0!						
Total	-	#DIV/0!						

GA % and Top 5 States

State	%
Georgia	1.12
California	43.88
Florida	6.03
Nevada	6.01
New York	4.07
Arizona	3.95

Top 5 Originators

Originator	%
Aames Capital Corporations	8.12
Accredited Home Lenders Inc	7.86
Saxon Mortgage, Inc.	7.44
Fremont Investment & Loan	6.79
Decision One Mortgage Company, LLC	6.69

Servicer

Servicer	%
Wilshire	81
Ocwen	19

STRESS ANALYSIS

Assuming LIBOR Ramp: 1 month LIBOR+300 over 36 months; 100% Loss Severity; 12 month lag for liquidation losses, Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

Default Ramp - 0 to 4.5 CDR over 36 months; and other assumptions remaining same as breakeven CDR, solve for a multiple of default ramp at first dollar principal loss for the following prepayment speeds:

	Multiple of Default Ramp			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						